Contact

www.linkedin.com/in/jeremy-osborne (LinkedIn)

Top Skills

Solar Energy
Renewable Energy
Energy Efficiency

Jeremy Osborne

Founder and CEO at Helios (YC S23) | renewable energy engineer
Oakland, California, United States

Summary

An experienced engineer and entrepreneur with a passion for clean energy, climate tech, vehicles, heat transfer and system modeling.

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Experience

Helios Climate Industries
Co-Founder and CEO
June 2023 - Present (7 months)
San Francisco Bay Area

Helios installs high quality residential heat pump systems at an affordable price with a painless buying process. We install a heat pump in your home to replace your existing furnace or baseboard heating, saving money and helping the environment.

Boundary Layer Technologies
5 years 6 months

Founder
January 2023 - Present (1 year)
San Francisco Bay Area

CTO and Founder
July 2018 - January 2023 (4 years 7 months)
San Francisco Bay Area

5B
Head Of Business Development
November 2017 - October 2018 (1 year)
Sydney, Australia

EnergyAE
Founder, Engineering Consultant
May 2014 - December 2017 (3 years 8 months)
Sydney, Australia

SOLEM Consulting
4 years 6 months

Director of Business Development
July 2013 - May 2014 (11 months)

Consulting Project Engineer
December 2009 - April 2014 (4 years 5 months)

UNSW Australia
Renewable Energy Engineer
June 2010 - August 2010 (3 months)

Solar San Antonio
Renewable Energy Engineer
December 2008 - February 2010 (1 year 3 months)

University of New South Wales
Engineering Ambassador
February 2008 - 2009 (1 year)

Dell
Sales Representative
2006 - 2008 (2 years)

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Education

Y Combinator
W19, S23 · (2019 - 2023)

UNSW Australia
Australian School of Business, Company Directors Course · (2010 - 2010)

University of New South Wales
Bachelor of Engineering (B.E.), Renewable Energy · (2006 - 2010)